SE 19010380

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MAY 14 2019

Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47899

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stock Traders

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16152 Beach Blvd., Suite 271
(No. and Street)

Huntington Beach (City) CA (State) 92647 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeff A. Joslin - 714-375-1788
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thayer O'Neal Company, LLC, 6167
(Name – *if individual, state last, first, middle name*)

101 Parklane Blvd., Suite 201 (Address) Sugarland (City) TX (State) 77478 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

RMS

OATH OR AFFIRMATION

I, Jeffrey A. Joslin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stock Traders, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Signature

Principal

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT CIVIL CODE § 1189

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California }
County of Orange }

On March 6, 2019 (Date) before me, Janet Anguiano, Notary Public (Here Insert Name and Title of the Officer),

personally appeared Jeffrey Alex Joslin (Name(s) of Signer(s)),

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

JANET ANGUIANO
Notary Public - California
Orange County
Commission # 2239536
My Comm. Expires Apr 23, 2022

Place Notary Seal and/or Stamp Above

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature] *Signature of Notary Public*

OPTIONAL

Completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.

Description of Attached Document

Title or Type of Document: Oath or Affirmation

Document Date: December 31, 2018 Number of Pages: 1

Signer(s) Other Than Named Above: No other signers

Capacity(ies) Claimed by Signer(s)

Signer's Name: ____
☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ____
Signer is Representing: ____

Signer's Name: ____
☐ Corporate Officer – Title(s): ____
☐ Partner – ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian of Conservator
☐ Other: ____
Signer is Representing: ____

Stock Traders

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2018

Contents

Stock Traders

Independent Auditor's Opinion

For the Year-Ended December 31, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Proprietor
Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach CA 92647

Opinion on The Financial Statements

We have audited the accompanying statement of financial condition of Stock Traders (the "Company") as of December 31, 2018, and the related statement of comprehensive income, changes in owner's equity and cash flows for the year then ended, December 31, 2018, and the related notes to the financial statements and supplemental information (collectively referred to as "financial statements") filed pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year ended December 31, 2018, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance that the financial statements are free from material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for the audit opinion.

Report on Supplementary Information

The supplementary information contained in the supplemental schedules required by Rule 17a-5 under the Securities Exchange Act of 1934, including the Computation of Net Capital under Rule 15c-3, Computation for Determination of Reserve Requirements and information relating to Possession or Control Requirements Under 15c3-3, statement related to material inadequacies with respect to the computation of net capital, and the Agreed Upon Procedures Report (statement related to SIPC reconciliation), if and as applicable, is presented for additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements.

The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures to test the completeness and accuracy of the supplemental information presented. In forming my opinion on the supplemental information, I evaluated whether the supplemental information, in form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934 and in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). In my opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

We have served as Stock Traders's auditor since 2018.

Sugar Land, TX

May 8, 2019

Stock Traders

Financial Statements

For the Year-Ended December 31, 2018

Stock Traders
Financial Statements
Statement of Financial Condition
As of December 31, 2018

Assets		
Current Assets		
Cash and Cash Equivalents		$48,724
Securities held for Sale		203,925
Commissions Receivable		10,837
	Total Current Assets	$263,486
Other Assets		
Security Deposit		890
	Total Other Assets	890
Total assets		$264,376
Liabilities and Owner's Equity		
Current Liabilities		
Accounts Payable		5,565
Commissions Payable		3,793
	Total Current Liabilities	$9,358
Owner's Equity		
Retained Earnings		176,093
Accumulated Other Comprehensive Income		78,925
	Total Equity	$255,018
Total Liabilities and Owner's Equity		$264,376

Stock Traders
Financial Statements
Statement of Comprehensive Income
For the Year-Ended December 31, 2018

REVENUES		
Commissions and management fees		$557,588
EXPENSES		
Commissions	$55,442	
Rent	9,930	
Dues and Subscriptions	8,398	
Accounting	7,250	
Supplies	2,899	
Telephone	1,894	
Insurance	1,075	
Quotations	625	
Total Expenses		87,513
INCOME FROM OPERATIONS		470,075
OTHER INCOME		
Interest and Dividend Income		4,352
Investment income		404
Total other income		4,756
NET INCOME		$474,831
OTHER COMPREHENSIVE INCOME		
Unrealized Gain or Loss from securities held for sale		11,851
COMPREHENSIVE INCOME		$486,682

Stock Traders
Statement of Cash Flows
For the Year-Ended December 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$	474,831
Adjustments to reconcile net income to net cash provided by operations:		
Increase (Decrease) in assets:		
Commissions receivables		(818)
(Increase) Decrease in:		
Commissions and Accounts payable		3,685
Net cash provided by operating activities		477,698
CASH FLOWS FROM FINANCING ACTIVITIES		
Owner's draws		(475,000)
Net cash (used) in financing activities		(475,000)
NET INCREASE IN CASH		2,698
CASH, beginning of year		46,026
CASH, end of year	$	48,724

Stock Traders
Statement of Changes in owner's equity
For the Year-Ended December 31, 2018

BEGINNING OWNER'S EQUITY, at December 31, 2017	$243,336
ADJUSTMENTS TO OWNER'S EQUITY	
Net income	486,682
Owner's draw	(475,000)
ENDING OWNER'S EQUITY, at December 31, 2018	255,018

Stock Traders
Notes to Financial Statements
For the Year-Ended December 31, 2018

NOTE 1 -SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Stock Traders is presented to assist in the understanding of the Company's financial statements. The financial statements and notes are representations of the Company's management, who is responsible for their integrity and objectivity.

Nature of operations- Jeffrey Joslin, dba Stock Traders (a sole proprietorship), is a brokerage company in Huntington Beach, California, which started operations on June 1, 1995. Introducing broker/dealers place all transactions through other registered broker/dealers, fully disclosing all of the customer accounts to the clearing firm, and does not clear transactions nor carry customer accounts. Clearing brokers are responsible for holding the securities of the customer and for furnishing customers with statements regarding their accounts.

Stock Traders is registered with the SEC (Securities and Exchange Commission), FINRA (Financial Industry Regulatory Authority), SIPC (Securities Investor Protection Corporation), and with the State of California, Department of Corporations.

Method of accounting -The Company maintains its books on the accrual method of accounting recognizing income when earned and expenses when incurred.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term securities purchased with a maturity of three months or less to be cash equivalents.

Use of estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Commissions earned - All trading commissions are received through clearing brokers. Net commission checks are received after clearing, execution and other fees have been deducted by the clearing broker.

Income taxes - The Company is organized as a sole proprietorship, as such the Company is not subject to income tax as all income or losses are taxed on the sole proprietor's tax return.

NOTE 2 -CASH AND CASH EQUIVALENTS

Pursuant to contract terms between Stock Traders and Hilltop Securities, Inc. (a clearing broker), a minimum balance of $ 10,000 must be maintained in Stock Traders' Hilltop Securities, Inc. cash accounts at all times. The minimum balance is subject to change at the discretion of Hilltop Securities, Inc. based upon Stock Traders sales volume, business mix, or other risks. Upon termination of the relationship, funds will be released to Stock Traders after all accounts debits and liabilities are satisfied.

Funds in the money market account are shown at cost, which approximates market value. Money market funds are mutual funds whose underlying securities are very short-term money market

instruments invested in private or government securities that are highly liquid and low risk. Money market funds are not federally insured.

NOTE 3- SECURITY DEPOSIT/OFFICE LEASE

In 2016, the Company renewed its lease agreement for its office space which expires on June 16, 2019. The security deposit for the office space is $890, which will be returned to Stock Traders upon termination of the office lease per agreement with a non-related party. The rent expense for the year ended December 31, 2018 was $9,930.

NOTE 4- FAIR VALUE OF FINANCIAL INSTRUMENTS

Substantially all of the Company's current assets and liabilities are considered financial instruments. These assets and liabilities are reflected at fair value, or at carrying value that approximate fair value because of the short term nature of the instrument. Other financial instruments consist of long- term obligations. The fair value of long-term obligations is estimated based on current interest rates offered to the Company for obligations with similar remaining maturities. The recorded value of these financial instruments approximated fair value at December 31, 2018.

NOTE 5 -SUBSEQUENT EVENTS

Date of Management Evaluation

Management has evaluated subsequent events through May 8, 2019, the date of which the financial statements were available to be issued and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, which opines on how to report for comprehensive income, establishes requirements for the disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments amongst other items. During the year ended December 31, 2018, the Company had an unrealized gain on an investment that is readily marketable of $ 11,851. This is noted on the Statement of Comprehensive Income as an unrealized gain and is part of the investments available for sale on the balance sheet.

NOTE 6 – FAIR VALUE MEASUREMENTS

Management calculates the fair value of financial instruments on the books by determining the quoted value of the securities on NASDAQ as of the close of the last trading day in the year and multiplying this price by the number of shares that are owned on the last trading day of the year and are owned by the Company and reported on the Company's books as marketable securities.

The following information should not be interpreted by the financial statement user as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets, liabilities and credits. Due to a wider range of valuation techniques, circumstances and the

degree of subjectivity used in making estimates, comparisons between the Company's disclosures and those of other companies and entities may not be meaningful. The following methods were used to estimate the fair values of the Company's financial instruments as of December 31, 2018. There has been no significant or any changes in the methodology for estimating fair value of the Company's financial instruments since December 31, 2018.

Fair Value Hierarchy

The Fair Value Measurements Topic of the FASB Accounting Standards Codification establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements to significant unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy are as follows:

> **Level 1** inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.
> **Level 2** inputs are inputs quoted other than quoted prices within Level 1 that are observable For the asset or liability, either directly or indirectly.
> **Level 3** inputs are unobservable inputs for the asset or liability.

Determination of Fair Value

Under the Fair Value Measurements Topic of the FASB Accounting Standards Codification, the Company bases its fair value on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between informed market participants at the measurement date. It is the Company's policy to maximize the use of observable inputs and minimize the use of unobservable inputs in developing fair value measurements, in accordance with the fair value hierarchy. Fair Value measurements for assets and liabilities where there exits limited or no observable market data where there exits limited or no observable market data, and, therefore, are based upon management's own estimates, are often calculated based on current pricing policy, the economic and competitive environment, the characteristics of the asset or liability or other such factors. Therefore, results cannot be determined with precision and may not be realized in an actual sale or immediate settlement of the asset or liability. Additionally, there may be inherent weaknesses in any calculation technique, and changes in the underlying assumptions used, including discount rates and estimates of future cash flows, that could significantly affect the results of current or future values.

Investments in equity securities

Investments in equity securities that are classified as available for sale are recorded at fair value on a recurring basis. When quoted market values are unobservable, management uses quotes from independent pricing vendors based on independent pricing models or other model-based valuation techniques such as the present value of future cash flows, adjusted for the security's rating and other credit loss assumptions. The pricing vendors may provide the Company with valuations that are based on unobservable inputs, and in those circumstances the Company would classify the fair value measurements of the investment securities as Level 3. Based on the review performed, management believes that the valuations used in its financial statements are reasonable are appropriately classified in the fair value hierarchy.

Description	**Level 1**	**Level 2**	**Level 3**	**Total**
Marketable Securities	**$203,925**			**$203,925**
Totals	**$203,925**	**$0**	**$0**	**$203,925**

Fair value of marketable securities on December 31, 2018 are as follows:

Name	**Quoted Share Price**	**Shares Owned**	**Fair Value Level 1**
NASDAQ, Inc.	$ 81.57	2,500	$ 203,925
Totals: Level 1	**$ 81.57**	**2,500**	**$ 203,925**

Fair values for short-term investments and long-term investments are determined by reference to quoted market prices and other relevant information generated by market transactions. There was a minimal dividend income in relation to this position. The carrying amounts reflected on the balance sheet are the cash cost prices paid for the asset. The carried and market values are reflected below.

The fair value of the securities noted have been measured on a recurring basis using Level 1 inputs, which were based on unadjusted quoted market prices traded on NASDAQ. There have been no changes in valuation techniques.

NOTE 7 - NEW ACCOUNTING PRONOUNCEMENTS

Effective January 1, 2018, The Company adopted ASC Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. Revenues from contracts with customers are comprised of consulting fees and mutual fund and private placement commissions.

Management has determined that the adoption of ASC Topic 606 has had no impact on the Company.

Stock Traders

Supplementary Information Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2018

Stock Traders
Supplementary Computations Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

<u>Computation of Net Capital</u>

Stockholder's Equity			$255,018
Non-Allowable Assets			
Petty cash	$ 205		
Security deposits	890		
Fidelity Bond deductible adjustment	15,000		
Total Non-Allowable Assets		$ 16,095	
Haircuts on Securities Positions			
Securities Haircuts	$ 30,589		
Undue Concentration Charges	20,887		
Total Haircuts on Securities Positions		$ 51,476	
Net Allowable Capital			$ 187,447

<u>Computation of Basic Net Capital Requirement</u>

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 624
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	50,000
Net Capital Requirement	50,000
Excess Net Capital	137,447

<u>Computation of Aggregate Indebtedness</u>

Total Aggregate Indebtedness	$ 9,358
Percentage of Aggregate Indebtedness to Net Capital	4.99 %

<u>Computation of Reconciliation of Net Capital</u>

Net Capital Computed on FOCUS IIA as of December 31, 2018		$ 187,447
Adjustments		
Increase (Decrease) in Equity	-	
(Increase) Decrease in Non-Allowable Assets	-	
(Increase) Decrease in Securities Haircuts	$ -	
Net Capital per Audit		$ 187,447
Reconciled Difference		(0)

Stock Traders
Supplementary Statements Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15:1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2018, the Company had net capital of $187,447 which was $137,447 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 4.99%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method. There were no material differences reported as Net Capital in the audited computation of Net Capital and the broker- dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule 15c3-3(k)(2)(ii).

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements in the accounting system or in the internal control related to reporting or the practices and procedures required pursuant to Rule 17a-5. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and, therefore, does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer that is a member of SIPC with revenues in excess of $500,000 to file a supplemental report (Agreed Upon Procedures Report) related to the broker-dealers SIPC annual general assessment reconciliation, or if the registered broker-dealer is exempt from SIPC membership an Exclusion from Membership, SIPC Form 3 with appropriate schedules shall be included in this supplemental section below. Broker-dealers that are members of SIPC with revenues that do not exceed $500,000 are not required to file the Agreed Upon Procedures Report in this supplemental section.

Stock Traders

Supplementary Exemption Report Pursuant to SEA Rule 17a-5

For the Year-Ended December 31, 2018

Independent Public Accountants Review Report on Stock Traders's Exemption

THAYERONEAL
CERTIFIED PUBLIC ACCOUNTANTS

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report of Independent Registered Public Accounting Firm
Exemption Review Report Pursuant to 15c3-3

Exemption: 15c3-3(k)(2)(ii)

Jeff Joslin
Stock Traders
16152 Beach Blvd., Suite 271
Huntington Beach, CA 92647

Dear Jeff Joslin:

We have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which Stock Traders identified 15c3-3(k)(2)(ii) as the provision under 17 C.F.R. § 15c3-3(k) under which it claims exemption from 17 C.F.R. §240.15c3-3. Stock Traders stated that it has met the 15c3-3(k)(2)(ii) exemption throughout the most recent fiscal year without exception, or, with exception, as noted in the Representation Letter of Exemption. Stock Traders's management is responsible for compliance with the exemption provisions and its statements. Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Stock Traders's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion. Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

May 8, 2019

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

Exemption Letter Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

STOCK TRADERS
REGISTERED INVESTMENT ADVISORS MEMBER FINRA,SIPC

January 27 2019

Thayer O'Neal & Company LLC
101 Parklane Blvd., Suite 201
Sugar Land, TX 77478

Re: Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

To the best knowledge and belief Stock Traders:

1. Stock Traders claims exemption **15c3-3(k)(2)(ii)** from 15c3-3;
2. Stock Traders has met the identified exemption from 1/1/2018 through 12/31/2018, without exception, unless, if applicable, as stated in number 3, below;
3. Stock Traders has had no exceptions to report this fiscal year.

Regards,

Jeffrey A. Joslin
Principal
Stock Traders

1/27/2019
Date

(714) 375-1788 FAX (714) 375-1789
16152 BEACH BLVD. Suite 271., HUNTINGTON BEACH CA 92647

Stock Traders

Supplementary Agreed Upon Procedures Report

Pursuant to SEA Rule 17a-5(e)(4)

For the Year-Ended December 31, 2018

Stock Traders

Supplementary Schedules Pursuant to SEA Rule 17a-5 Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2018

Report Of Independent Registered Public Accounting Firm On Applying Agreed Upon Procedures Pursuant to SEA Rule 17a-5(e)(4)

Stock Traders is a member of the Securities Investor Protection Corporation (SIPC). In accordance with Rule 17a- 5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessments and Payments, Forms SIPC-7 to the Securities Investor Protection Corporation (SIPC) for the periods through December 31, 2018, which were agreed to by Stock Traders and the Securities and Exchange Commission, Financial Industry Regulatory Authority and the SIPC, solely to assist you and other specified parties in evaluating Stock Traders's compliance with the applicable instructions of the Assessment Reconciliation Forms SIPC 7. Stock Traders's management is responsible for Stock Traders's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures were performed, and our findings are as follows:

1. Compared the listed assessment payments represented on Form SIPC 6 & 7 with the respective cash disbursements record entries, noting no differences.
2. Compared audited Total Revenue for the period of January 01, 2018 through December 31, 2018 (fiscal year-end) with the amounts reported on Forms SIPC-7, noting no material differences.
3. Compared any adjustments reported on Form SIPC-7 with supporting schedules and work papers, to the extent such exists, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected on Form SIPC-7, noting no material differences.
5. If applicable, compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We are not engaged to and did not conduct an examination for which the objective would be to express an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures other matters might have come to our attention that would have been reported.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

THAYER O'NEAL COMPANY, LLC

Thayer O'Neal Company, LLC

Sugar Land, TX

May 8, 2019

Stock Traders
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
For the Year-Ended December 31, 2018

SIPC Reconciliation

Total revenue	$	562,344
Deductions		402,789
SIPC net operating revenues		159,555
Amount due per general assessment @ 0.0015	$	239

Form	Filing Date	Amount Paid	Check Number	Filed/Paid To
SIPC 6	07/17/2018	$121.17	3554	SIPC
SIPC7	01/21/2019	$118.16	3574	SIPC

Total	$239.33
Amount Due per Reconciliation	$239.33
Overpayment (Underpayment)	$0.00